UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

AIR TRANSPORT SERVICES GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00922R105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 2, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 2 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

6,329,016 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

6,329,016 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,329,016 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON*

OO – Limited Liability Company

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 3 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,152,868 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

3,152,868 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,152,868 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.98% (See Item 5)
14	TYPE OF REPORTING PERSON*

PN – Limited Partnership

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 4 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,176,148 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

3,176,148 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,176,148 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.02% (See Item 5)
14	TYPE OF REPORTING PERSON*

PN – Limited Partnership

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 5 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

6,329,016 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

6,329,016 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,329,016 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON*

OO – Limited Liability Company

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 6 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

6,329,016 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

6,329,016 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,329,016 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON*

CO – Corporation

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 7 OF 12 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

6,329,016 shares (See Item 5)
8 SHARED VOTING POWER

None (See Item 5)
9 SOLE DISPOSITIVE POWER

6,329,016 shares (See Item 5)
10 SHARED DISPOSITIVE POWER

None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,329,016 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99% (See Item 5)
14	TYPE OF REPORTING PERSON*

IN – Individual

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 8 OF 12 PAGES

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on September 24, 2007, Amendment No. 2 thereto, filed with the SEC on February 7, 2008, Amendment No. 3 thereto, filed with the SEC on December 3, 2008, and Amendment No. 4 thereto, filed with the SEC on January 6, 2009 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Air Transport Services Group, Inc., a Delaware corporation (“ATSG”), formerly known as ABX Holdings, Inc. and ABX Air, Inc. RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 5) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On February 2, 2009, J. Christopher Teets was elected to ATSG’s board of directors. As previously disclosed, Mr. Teets (and his principal occupation) is Partner of Red Mountain.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

As previously disclosed, RMCP LLC and ATSG were parties to a confidentiality and standstill agreement, dated as of February 6, 2008 (the “Old Confidentiality and Standstill Agreement”). The Old Confidentiality and Standstill Agreement expired in accordance with its terms on December 31, 2008.

RMCP LLC and ATSG entered into a new confidentiality and standstill agreement (the “New Confidentiality and Standstill Agreement”), dated February 2, 2009, pursuant to which ATSG will provide RMCP LLC with certain information about ATSG on a confidential basis. The New Confidentiality and Standstill Agreement contains standstill provisions that prohibit the Reporting Persons from taking certain actions without ATSG’s prior written consent during the period beginning on the date of the New Confidentiality and Standstill Agreement and ending (unless terminated earlier pursuant to the provisions thereof) on the later of December 31, 2009 or the date upon which no persons affiliated with RMCP LLC are serving on the board of directors of ATSG. Such prohibited actions include (a) acquiring in excess of 14.9% of the issued and outstanding Common Stock, (b) soliciting proxies with respect to any voting securities of ATSG, (c) seeking the nomination of any person to the board of directors of ATSG, (d) submitting a proposal for any extraordinary transaction involving ATSG, or (e) otherwise seeking to control or influence the management, board of directors or policies of ATSG; provided that, for the avoidance of doubt, such prohibitions are not intended to be construed to apply to actions taken by Mr. Teets or any other person in his capacity as a member of the board of directors of ATSG.

The foregoing description of the New Confidentiality and Standstill Agreement is a summary only and is qualified in its entirety by reference to the full text of the New Confidentiality and Standstill Agreement, which is filed as Exhibit 4 to this Schedule 13D and is hereby incorporated herein by reference.

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 9 OF 12 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit
4	Confidentiality and Standstill Agreement, dated as of February 2, 2009, by and between Air Transport Services Group, Inc. and Red Mountain Capital Partners LLC (filed herewith).

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 10 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2009

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 11 OF 12 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Joint Filing Agreement, dated as of November 20, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 20, 2006).

2	Letter, dated as of September 24, 2007, from Red Mountain Capital Partners LLC to the board of directors of ABX Air, Inc. (incorporated by reference to Exhibit 2 to the Amendment No. 1 to this Schedule 13D filed by the Reporting Persons with the SEC on September 24, 2007).

3	Confidentiality and Standstill Agreement, dated as of February 6, 2008, by and between ABX Holdings, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 3 to the Amendment No. 2 to this Schedule 13D filed by the Reporting Persons with the SEC on February 7, 2008).

4	Confidentiality and Standstill Agreement, dated as of February 2, 2009, by and between Air Transport Services Group, Inc. and Red Mountain Capital Partners LLC (filed herewith).